Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

WESTERN COPPER CORPORATION
2050-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Canada

Item 2	Date of Material Change

The date of material change is December 11, 2006 before market open.

Item 3	News Release

The date of the news release issued pursuant to section 7.1 of National Instrument 51–102 with respect to the material change disclosed in this report is December 11, 2006.

Item 4	Summary of Material Change

Western Copper Corporation (TSX: WRN) (“Western”) announced the first set of assay results from Western’s 2006 diamond drilling campaign at its wholly-owned Carmacks Copper project in the Yukon, Canada.

Item 5	Full Description of Material Change

Carmacks Copper Project:
No. 1 Zone Drilling Results and No. 13 Zone Exploration

VANCOUVER, BRITISH COLUMBIA - Western Copper Corporation (TSX: WRN) (‘Western’) is pleased to announce the first set of assay results from Western’s 2006 diamond drilling campaign at its wholly-owned Carmacks Copper project in the Yukon, Canada.

The first five holes for which it has received complete assays, holes WC-002, WC-003, WC-004, WC-005 and WC-007, were drilled in the No. 1 Zone at Carmacks.

The following table details the results:

WC-	108.5 W , 1499.5 N; Azimuth 065 degrees, Dip - 72 degrees,
002	Total Depth 446.2 m
	From	To	Interval	Interval	Total Cu	Non-sulfide Cu	Au
Zone	(m)	(m)	(m)	(ft)	(%)	(%)	(gpt)
Oxide	123.0	228.0	105.0	344	1.92	1.20	1.40
Sulfide	228.0	385.0	157.0	515	0.93	0.06	0.24

WC-	134.5 E , 1600.0 N; Azimuth 245 degrees, Dip - 50 degrees,
003	Total Depth 86.9 m
	From	To	Interval	Interval	Total Cu	Non-sulfide Cu	Au
Zone	(m)	(m)	(m)	(ft)	(%)	(%)	(gpt)
Oxide	41.5	78.5	37.0	121	1.73	1.00	1.00
Oxide
FW	49.5	74.5	25.0	82	1.99	1.09	1.06

WC-	160.9 E , 1429.0 N; Azimuth 245 degrees, Dip - 50 degrees,
004	Total Depth 85.4 m
	From	To	Interval	Interval	Total Cu	Non-sulfide Cu	Au
Zone	(m)	(m)	(m)	(ft)	(%)	(%)	(gpt)
Oxide	28.0	78.0	50.0	164	1.11	0.97	0.58
Oxide
FW	63.0	78.0	15.0	49	2.16	1.95	1.19

WC-	650.0 E , 1500.0 N; Azimuth 245 degrees, Dip - 50 degrees,
005	Total Depth 288.1 m
	From	To	Interval	Interval	Total Cu	Non-sulfide Cu	Au
Zone	(m)	(m)	(m)	(ft)	(%)	(%)	(gpt)
HW
Oxide	210.0	219.0	9.1	30	0.57	0.48	0.14
Oxide	219.0	267.0	48.0	157	1.35	1.02	0.43
Sulfide	267.0	279.0	12.0	39	1.62	0.73	0.54

WC-	335.0 E , 1600.0 N; Azimuth 245 degrees, Dip - 50 degrees,
007	Total Depth 163.5 m
	From	To	Interval	Interval	Total Cu	Non-sulfide Cu	Au
Zone	(m)	(m)	(m)	(ft)	(%)	(%)	(gpt)
HW
Oxide	101.0	117.0	16.0	52	0.52	0.46	0.22
Oxide	117.0	154.0	37.0	121	2.29	2.00	1.54

Note: gpt = grams per metric tonne; FW = foot wall; HW = hanging wall

Hole WC-002 drilled down dip on section 1500 N was designed to determine the oxide sulfide interface and to confirm the continuity of sulfide mineralization below the oxide zone. Oxide mineralization was confirmed, averaging 1.20% non-sulfide Cu between 123 and 228 m down hole. Sulfide mineralization, consisting primarily of bornite and chalcopyrite, was intersected between 228 and 385 metres down-hole and averaged 0.93% total copper.

Hole WC-003 on Section 1600 N and hole WC-004 on Section 1400 N were drilled to 86.9 and 85.4 metres total depth, respectively. The holes were drilled as verification holes at an inclination of -50 degrees, perpendicular to and across the mineralized gneissic host rock formation within the upper oxide zone. The results are consistent with the oxide copper - gold mineralization originally intersected by adjacent, similarly oriented drill holes DDH-140 and DDH-141 drilled in 1992 by Western Copper Holdings Ltd.

Hole WC-005 on Section 1500 N and hole WC-007 on Section 1600 N were drilled to 288.1 and 163.5 metres total depth, respectively.

Hole WC-005 was drilled at an inclination of -50 degrees, perpendicular to and across the mineralized gneissic host rock formation, intersecting initially ‘seepage zone’ oxide mineralization adjacent to the hanging wall then passing into the oxide zone. An average oxide zone interval grade of 1.02% oxide Cu is consistent with average grades for the oxide zone. WC-005 also intersected transitional oxide-sulfide mineralization at depth from 267 to 279 m, averaging 1.62% total Cu (0.89% sulfide copper) before passing out into the granodiorite footwall.

Hole WC-007 was drilled at an inclination of -50 degrees, perpendicular to and across the mineralized gneissic host rock formation, also intersecting ‘seepage zone’ oxide mineralization adjacent to the hanging wall then passing into the oxide zone. This hole infills and is consistent with mineralized intercept widths from adjacent historical drilling. However, both the copper oxide and gold grades over this intercept are higher than the average oxide copper - gold mineralization originally intersected in historical drilling on adjacent, similarly oriented drill holes drilled in 1992.

For additional information on No.1 Zone geology and historical drilling results, refer to the March 2006 Technical Report on the Carmacks Copper Project posted on Western’s website, www.westerncoppercorp.com.

Approximately 7,100 metres of diamond drilling in 34 holes were completed property-wide in the 2006 drilling campaign. Of this, approximately 4,500 metres in 17 holes were targeted for verification, in-fill and deepening of the No. 1 Zone. Due to the high demand for analytical services in the exploration industry at the present time, assay results from all drilling with the exception of holes WC-002, WC-003, WC-004, WC-005, and WC-007 are pending. Remaining assay results will be released as they are received.

No. 13 Zone Exploration

The resource potential of the No. 13 Zone, first identified as a target in the 1970’s, was explored in the latter half of the 2006 season. The No. 13 Zone is located approximately 1 km southeast of the No. 1 Zone and its orientation, structure and lithological make-up appear to be analogous to the No. 1 Zone.

Western drilled 10 widely spaced holes totaling 1,700 metres on the No. 13 Zone in 2006. In 7 of these holes, mineralization was intercepted as near surface malachite and azurite, and/or as sulfide and native copper mineralization hosted in hornblende gneiss and granodiorite. No assay results for this drilling have been received to date.

Drill testing to establish the width, plunge and the lateral and down-dip extents of the No. 13 Zone will continue next year as part of the ongoing exploration plan at the property. The No. 12 Zone, 500 metres along strike to the south, will also be targeted with the objective of testing continuity with the No. 13 Zone.

Dale Corman, CEO and President of Western, comments, “We are pleased with the results obtained to date and anticipate that the assays for the remaining holes in the No. 1 and No. 13 Zones will be received prior to the end of January 2007. The No. 1 Zone results will be integrated into a new NI 43-101 compliant copper oxide resource estimate which will be used in the updated feasibility study currently in progress by M3 Engineering and Technology. We anticipate that the additional drilling will ultimately expand both the oxide and sulfide potential of the property”.

Jim Marlow, P.Eng., is the qualified person responsible for the planning and execution of the Carmacks property exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepped and analyzed by ALS Chemex. Prepped samples are initially run using an aqua regia digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper is run using a 4 acid digestion – AAS method to a 0.01% detection limit. Non-sulfide copper assays are run using weak-acid digestion – AAS method to a 0.001% detection limit. Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. A series of property specific duplicates are routinely submitted, and check assaying is implemented at regular intervals.

On behalf of the board,

“Dale Corman”
F. Dale Corman
President and C.E.O.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

DAVID JENSEN
Vice President of Corporate Development
Tel: (604) 684-9497

Item 9	Date of Report

This Report is dated December 11, 2006.

Item 10	Statement of Senior Officer

The undersigned, Vice-president of Corporate Development of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 11th day of December, 2006.

“David Jensen”